QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JANUARY 31, 2005

(Expressed in United States Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

	January 31	July 31
	2005	2004
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$758,590	$686,386
Amounts receivable and prepaids	12,104	7,311
	770,694	693,697

Mineral property interests (note 4)	–	–

	$770,694	$693,697

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,670	$19,477
Amounts due to related parties (note 6)	21,040	3,372
	60,710	22,849

Shareholders' equity
Share capital (note 5)	20,726,303	20,627,632
Warrants (note 5(c))	54,540	64,032
Deficit	(20,070,859)	(20,020,816)
	709,984	670,848
Nature and continuance of operations (note 1)

	$770,694	$693,697

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ David S. Jennings	/s/ Rene G. Carrier

David S. Jennings	Rene G. Carrier
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

	Three months ended January 31		Six months ended January 31
	2005	2004	2005	2004

Expenses
Legal, accounting and audit	$19,058	$11,714	$29,286	$12,084
Mineral property investigations	–	1,945	21,120	2,747
Office and administration	21,189	41,402	32,861	47,639
Regulatory, trust and filing	10,708	14,703	11,627	15,985
	50,955	69,764	94,894	78,455

Other items
Foreign exchange loss (gain)	14,088	1,080	(38,893)	(23,898)
Write-down of mineral property interests	–	23,296	–	23,296
Interest income	(2,832)	(2,933)	(5,958)	(5,986)
	11,256	21,443	(44,851)	(6,588)

Loss for the period	$(62,211)	$(91,207)	$(50,043)	$(71,867)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.00)	$(0.01)

Weighted average number of
common shares outstanding	11,827,590	9,668,315	11,502,953	9,656,766

Consolidated Statements of Deficit
(Expressed in United States Dollars)

	Six months ended January 31
	2005	2004
Deficit, beginning of period	$(20,020,816)	$(19,884,564)
Loss for the period	(50,043)	(71,867)
Deficit, end of period	$(20,070,859)	$(19,956,431)

The accompanying notes are an integral part of these consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Three months ended January 31		Six months ended January 31
	2005	2004	2005	2004

Cash provided by (applied to):

Operating activities
Loss for the period	$(62,211)	$(91,207)	$(50,043)	$(71,867)
Non-cash item
Write-down of mineral property interests	–	23,296	–	23,296
Changes in non-cash working capital items:
Amounts receivable and prepaids	(2,656)	1,730	(4,793)	(1,246)
Accounts payable and accrued liabilities	1,799	(12,214)	20,193	(9,805)
Balances due to related parties	20,047	3,324	17,668	3,324
	(43,021)	(75,071)	(16,975)	(56,298)

Financing activities
Warrants exercised	89,179	–	89,179	–
	89,179	–	89,179	–

Increase (decrease) in cash and equivalents
during the period	46,158	(75,071)	72,204	(56,298)
Cash and equivalents, beginning of period	712,432	509,126	686,386	490,353

Cash and equivalents, end of period	$758,590	$434,055	$758,590	$434,055

Non-cash items
Acquisition of mineral property interests	$–	$–	$–	$2,295
Fair value of warrants exercised transferred to
share capital	$9,492	$–	$9,492	$–

The accompanying notes are an integral part of these consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. Other than incidental interest income, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or enter into business alliances, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. (“Wavecrest”), a company incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(b)

Financial instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable and prepaids, accounts payable and accrued liabilities and accounts payable, related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term nature.

(c)

Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at January 31, 2005 and July 31, 2004.

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

(d)	Interests in mineral properties

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(e)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(f)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which the asset is realized or the liability settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(g)	Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSXV”) on the date of issue or as otherwise provided under the agreement terms to issue the shares.

(h)	Stock-based compensation

Effective August 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

During the current year, no stock options were granted.

(i)	Earnings per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

(j)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the reporting date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from those estimates.

(k)	Comparative figures

Where necessary, prior periods’ figures have been reclassified to conform with the current period’s presentation.

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

4.	MINERAL PROPERTY INTERESTS

	Six months ended	Year ended
	January 31	July 31
	2005	2004

Ample-Goldmax Property, British Columbia
Acquisition costs
Balance, beginning of period	$–	$12,915
Incurred during the period	–	2,295
Written off during the period	–	(15,210)
Balance, end of period	–	–

Exploration costs
Balance, beginning of period	–	8,086
Incurred during the period	–	–
Written off during the period	–	(8,086)
Balance, end of period	–	–

Total mineral property interests	$–	$–

(a)	Ample-Goldmax Property British Columbia, Canada

During the year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division. The Company paid the optionors C$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and issued payments of 25,000 common shares every three months for a total of 75,000 common shares in fiscal 2003 and a further 25,000 common shares in fiscal 2004. During the year ended July 31, 2004, the Company terminated its option, and accordingly, wrote off its interest in the amount of $23,296. The Company has no further obligations under the option agreement.

(b)	Quartz Mountain Property
Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 60 million common shares, without par value.

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued:	Shares	(US$)	(US$)

Balance at July 31, 2002	8,597,204		$20,299,896
Private placement, net of issue costs	711,111	$ 0.0710	40,895
Exercise of warrants	260,000	0.0740	19,265
Mineral property	75,000	0.0880	6,569

Balance at July 31, 2003	9,643,315		20,366,625
Private placement, net of issue costs	1,510,000	0.2100	258,712
Mineral property	25,000	0.0920	2,295

Balance at July 31, 2004	11,178,315		20,627,632
Cash received on exercise of warrants	711,111	0.1254	89,179
Fair value of warrants exercised	–		9,492

Balance at January 31, 2005	11,889,426		$20,726,303

(i)
On December 2, 2002, the Company issued 711,111 units at a price of C$0.1125 (US$0.071) for gross proceeds of C$80,000 (net US$40,895). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase a further common share exercisable until December 2, 2004 at a price of C$0.15. The share purchase warrants issued as part of this private placement were recorded at an estimated fair value of $9,492. In November 2004, these warrants were exercised by the warrant holders.

(ii)
On April 19, 2004, the Company issued 1,510,000 units at a price of C$0.28 (US$0.210) for gross proceeds of C$422,800 (net proceeds of US$258,712). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase a further common share exercisable until April 19, 2006, at a price of C$0.37 per common share. The Company incurred professional fees of $3,833 in connection with this share issuance. The share purchase warrants issued as part of this private placement have been recorded at an estimated fair value of $54,540.

(c)	Share purchase warrants

	Number of
Share purchase warrants	Warrants	Price

Balance at July 31, 2002	260,000	C$0.10
Private placement, December 2002 (note 5(b)(i))	711,111	C$0.15
Exercised	(260,000)	C$0.10

Balance at July 31, 2003	711,111	C$0.15
Private placement, April 2004 (note 5(b)(ii))	1,510,000	C$0.37

Balance at July 31, 2004	2,221,111
Exercised	(711,111)	C$0.15

Balance at January 31, 2005	1,510,000	C$0.37

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

The continuity of warrants on the consolidated balance sheets is as follows:

Balance at July 31, 2002	$–
Share purchase warrants issued, December 2002 (note 5(b)(i))	9,492

Balance at July 31, 2003	9,492
Share purchase warrants issued, April 2004 (note 5(b)(ii))	54,540

Balance at July 31, 2004	64,032
Share purchase warrants exercised for common stock	(9,492)

Balance at January 31, 2005	$54,540

(d)	Share purchase options

At its Annual General Meeting held in January 2004, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSX Venture Exchange. Under this plan, the Company is authorized to grant up to 1,900,000 share purchase options to directors, officers, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with any other share compensation arrangement, of greater than 5% of the outstanding listed shares. Options granted are for a term of no greater than five years.

To January 31, 2005, no share purchase options had been granted under this plan. Accordingly, there were no stock options outstanding as at January 31, 2005.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	January 31	July 31
	2005	2004
Hunter Dickinson Inc. (a)	$20,547	$3,168
Euro-American Capital Corporation (b)	289	–
Due to a director	204	204
	$21,040	$3,372

Transactions	Six months
	ended	Year ended
	January 31	July 31
	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$28,442	$19,776
Euro-American Capital Corporation (b)	289	606
Other (c)	–	40,580

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company, that provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

QUARTZ MOUNTAIN RESOURCES LTD. Notes to the Consolidated Financial Statements (Unaudited - Expressed in United States Dollars) Six months ended January 31, 2005

Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company’s exploration properties. There are no specific terms of repayment.

During the year ended July 31, 2003, the Company completed a private placement with HDI of 711,111 units comprised of one common share and one share purchase warrant at a price of C$0.1125 per unit. The share purchase warrants were subsequently exercised by HDI in November 2004.

(b) Euro-American Capital Corporation is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services.

(c)
During the year ended July 31, 2004, the Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a former director and officer of the Company. These costs are included in office and administration expenses.

(d) Gordon J. Fretwell Law Corporation is a private company controlled by a director of the Company that provides legal services to the Company based on the fair market value of those services.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

7.	INCOME TAXES

At July 31, 2004, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $1,551,000 in the United States which, if unused, will expire between fiscal years ending 2005 and 2023. The Company has tax losses in Canada of approximately $89,000, which if unused, will expire between fiscal 2005 and 2012. The Company has resource allowance expenditures and capital asset deductions of approximately $949,000 and $30,000, respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts was provided.

8.	SEGMENTED INFORMATION

As at January 31, 2005, all of the Company's assets and operations were located in British Columbia, Canada.